
MAIL

# A PLACE TO GROW

2006 ANNUAL REPORT



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IndymacBank℠


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## ACHIEVING THE AMERICAN DREAM:

It's been said many times before ... "THERE'S NO PLACE LIKE HOME." For the many customers of Indymac Bank® as represented in this year's annual report, home represents many things ... a place to grow, a place to dream, a place to find peace of mind, a place to build and, finally, a place to stay. And our business — providing cost-efficient financing for the acquisition, development and improvement of single family homes and financing secured by single-family homes to facilitate consumers' personal financial goals — aligns perfectly with the goals of our customers.

We are also committed to providing GROWTH and PERFORMANCE for our shareholders, and historically we have delivered both of these quite well. However, the mortgage banking business is cyclical, and, as this annual report goes to press, we are in the midst of a cyclical downturn. Along with many other mortgage lenders, our stock has fallen in the first few months of 2007.

Over the long term, we believe strongly that mortgage lending is a great business, and what you will see as you read this annual report is CONTINUITY and COMMITMENT. We remain committed to taking care of our customers in the single-family residential (SFR) mortgage market and also to doing everything possible to return to the financial performance levels we have delivered to our shareholders in the past. As the mortgage and housing markets recover from the present cyclical downturn, we believe that Indymac Bank will emerge as a stronger competitor than ever.



# Year in review

< RECORD NET REVENUES of $1.3 billion, up 22 percent.

< RECORD NET EARNINGS of $343 million, up 17 percent.

< RECORD EPS of $4.82, up 9 percent.

< RECORD AVERAGE EARNING ASSETS of $26 billion, up 32 percent.

< RECORD MORTGAGE LOAN PRODUCTION of $90 billion, up 48 percent.

< RECORD MORTGAGE MARKET SHARE[1] of 3.58 percent based on the MBA's February 2007 Mortgage Finance Forecast, up 78 percent from 2.01 percent last year.

< PIPELINE OF LOANS IN PROCESS of $11.8 billion.

< Efficiency ratio of 58 percent, compared to 55 percent a year ago, and total expenses to loan production of 86 basis points, compared to 99 basis points in 2005.

< Servicing portfolio grew 63 percent to a record $148.0 billion, surpassing 500,000 loans serviced.

< RECORD TOTAL NUMBER OF CONSUMER CUSTOMERS of 829,000, up 43 percent.

< Increased ownership stake in Financial Freedom from 93.75 percent to 100 percent.

< Opened three new regional mortgage centers.

< Received the Mortgage Bankers Association Diversity Award.

(1) Our market share is calculated based on our total loan production, both purchased (correspondent and conduit) and originated (retail and wholesale), in all channels (the numerator) divided by the Mortgage Bankers Association ("MBA") February 12, 2007 Mortgage Finance Long-Term Forecast estimate of the overall mortgage market (the denominator). See 2006 Form 10-K for further details.



# 2006 financial highlights

| DOLLARS IN MILLIONS, EXCEPT PER ITEM AMOUNTS | 2006 | 2005[1] |
|---|---|---|
| **Income statement** | | |
| Net revenues | $ 1,347 | $ 1,106 |
| Net earnings | $ 343 | $ 293 |
| Earnings per share (diluted) | $ 4.82 | $ 4.43 |
| **Performance ratios** | | |
| Return on average equity | 19.1% | 21.2% |
| Return on average assets | 1.2% | 1.4% |
| Dividend payout ratio | 39% | 35% |
| Efficiency ratio | 58% | 55% |
| Net interest margin | 2.02% | 2.16% |
| **Balance sheet (period end)** | | |
| **Assets** | | |
| Securities | $ 5,443 | $ 4,102 |
| Total loans held for sale | $ 9,468 | $ 6,024 |
| Total loans held for investment | $ 10,177 | $ 8,278 |
| Total assets | $ 29,495 | $ 21,452 |
| **Liabilities and equity** | | |
| Deposits | $ 10,898 | $ 7,672 |
| Total liabilities | $ 27,467 | $ 19,909 |
| Total equity | $ 2,028 | $ 1,543 |
| Total liabilities and shareholders' equity | $ 29,495 | $ 21,452 |
| **Balance sheet and asset quality ratios** | | |
| Book value per share | $ 27.78 | $ 24.02 |
| Debt to equity | 13.5:1 | 12.9:1 |
| Core capital ratio[2] | 7.39% | 8.21% |
| Non-performing assets to total assets | 0.63% | 0.34% |
| **Other selected items** | | |
| Loan production | $ 91,698 | $ 62,714 |
| Loans serviced for others | $ 139,817 | $ 84,495 |

[1] 2005 retrospectively adjusted for SFAS 123R. See 2006 Form 10-K for further information.
[2] IndyMac Bank, F.S.B.



# A PLACE TO MEASURE GROWTH

## SHAREHOLDER RETURNS
in percents



1800
1500
1200
900
600
300
0
12/31/92
12/31/93
12/30/94
12/29/95
12/31/96
12/31/97
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
IndyMac Bancorp, Inc.
1700%
Dow Jones
409%
S&P 500
323%


## EPS
in dollars



$5.00
$4.82
4.00
3.00
2.00
1.00
0
02
03
04(1)
05
06


(1) 2004 earnings are presented on a pro forma basis and exclude charges related to the implementation of SAB 105 and purchase accounting adjustments related to the acquisition of Financial Freedom. See further description on page 3.

CAGR 19%


ASSETS
in millions
$30,000
25,000
20,000
15,000
10,000
5,000
0
02
03
04
05
06
$29,495
CAGR 32%


PRODUCTION
in millions
$100,000
80,000
60,000
40,000
20,000
0
02
03
04
05
06
$91,698
CAGR 45%


DEPOSITS
in millions
$12,000
10,000
8,000
6,000
4,000
2,000
0
02
03
04
05
06
$10,898
CAGR 36%


TOTAL LOANS SERVICED
in millions
$150,000
125,000
100,000
75,000
50,000
25,000
0
02
03
04
05
06
$147,994
CAGR 50%



# Dear shareholders:

2006 was a challenging year in the mortgage banking industry. Industry loan volumes of $2.5 trillion were 34 percent below 2003's historic high level and 17 percent lower than in 2005. Mortgage banking revenue margins declined further after sharp declines in 2005, and net interest margins continued to compress, as the yield curve inverted with the average spread between the 10-year Treasury yield and the 1-month LIBOR declining from 89 basis points in 2005 to negative 31 basis points in 2006. To cap it off, the housing industry slowed down significantly, increasing loan delinquencies and non-performing assets and driving up credit costs for all mortgage lenders.

Yet, despite these challenges, *Indymac®* again reached new performance heights in 2006, achieving:

< RECORD MORTGAGE LOAN PRODUCTION of $90 billion, a 48 percent increase over 2005;

< RECORD MORTGAGE MARKET SHARE of 3.58 percent, a 78 percent gain over the 2.01 percent share we had in 2005;

< RECORD NET REVENUES of $1.3 billion, a 22 percent increase over 2005;

< RECORD EARNINGS-PER-SHARE (EPS) of $4.82, a 9 percent gain;

< RECORD GROWTH IN TOTAL ASSETS, which increased by $8 billion, or 37 percent, to $29.5 billion;

< RECORD GROWTH IN OUR PORTFOLIO OF LOANS SERVICED FOR OTHERS, which increased by $55 billion, or 65 percent, to $140 billion;

< STRONG RETURN ON EQUITY (ROE) of 19 percent, slightly lower than last year's 21 percent level.

For Indymac, unlike some of our key competitors which are divisions of much larger companies, our focus on home lending and mortgage banking is undiluted, which I believe is an important and sustainable COMPETITIVE ADVANTAGE.

Notwithstanding our solid results for the year in the face of challenging market conditions, our year ended on a disappointing note. Our fourth quarter EPS declined both sequentially and versus the fourth quarter of 2005, and we fell short of EPS expectations for the quarter. Also, our ROE of 14.6 percent for the quarter, while solid, was at the lowest level in 23 quarters. While I am disappointed with how we finished 2006 and with our outlook for 2007, where EPS will likely be down from 2006 given tough conditions in the mortgage market, I believe we will emerge from this difficult mortgage environment a stronger and more competitive company.

We remain fundamentally committed to our hybrid thrift / mortgage banking business model and our strategies inasmuch as we are outperforming most of our mortgage banking and thrift peers, are earning a solid return on our shareholders' capital (at what we hope is the low point of our cyclical business) and believe strongly in the long-term opportunities presented in the housing and mortgage markets. Nonetheless, in our constant drive to improve our business, we have taken a fresh look at our hybrid model and decided to fine tune it in ways we feel will make us stronger.

## HYBRID THRIFT/MORTGAGE BANKING BUSINESS MODEL — UPDATED FOR THE NEW MARKET REALITY

As you know, our hybrid business model balances our mortgage production and servicing businesses with thrift investing. On the mortgage banking side, we generate earnings largely by originating, securitizing and selling loans and securities at a profit and by servicing loans for others. On the thrift side, we generate core spread income from our investment portfolio of prime SFR mortgages, home equity loans, consumer and builder construction loans and mortgage-backed securities (MBS). The combination of mortgage banking and thrift investing has proven to be a powerful business model for Indymac, and, given our strong execution in the past, we have been able to outperform our peers and produce both strong and relatively stable returns on our shareholders' equity.

**Over the long run, I have confidence in our business model, our strategic plans, our management team and our ability to execute on our plans and adapt as necessary to continue PERFORMING FOR SHAREHOLDERS.**

for credit risk and prudently distributed the risk into the secondary market — both of which we feel we have largely done, although not perfectly — our credit costs will continue to be manageable. The bottom line is that we need to be more forceful in standing up for ourselves as an industry. For Indymac in particular, we also need to dispel any misperceptions in the market that we are a subprime lender when, in fact, subprime loans make up only roughly four percent of our overall production.

## WELCOME ABOARD

As we continue to build the capabilities of our team, I am pleased to welcome Gabrielle E. Greene to the Board of Directors of Indymac Bank. Her experience on both sides of a public company — as a chief financial officer and a director, as well as an investment manager — will bring a broad and valuable perspective to the Bank's Board. Ms. Greene is a General Partner of Rustic Canyon/Fontis Partners, a private equity fund based in Pasadena, California and also serves on the boards of Bright Horizons, where she serves on the audit committee, and Whole Foods, where she is chairman of the audit committee and a member of the compensation committee.

## IN CLOSING ...

The current environment makes this a really good time to step back and take stock of the mortgage banking industry and of Indymac Bank. We know our industry is cyclical. During boom times, almost everyone makes money, and it is very difficult to distinguish good management teams from bad. In fact, my view is that weaker management teams can often outperform stronger teams in terms of short-term earnings during boom times precisely because they are undisciplined, cut corners and loosen controls in order to drive revenue in the door. Over the long term, these same firms can suffer losses and reversals, causing many of them to close their doors, unfortunately tainting the entire mortgage industry.

Given the robust housing market and highly liquid secondary markets (for even the "riskiest loans") — both of which persisted for years longer than anticipated — and given strong competition in a declining overall mortgage market, Indymac, in order to compete and grow, also loosened its lending standards, though in a much more responsible way. That we did not do this to the same extent as many other lenders is evidenced by the fact that our mortgage production in 2006 had an average FICO of 701 and average combined loan-to-value (CLTV) ratio of 80 percent as compared to an average FICO of 702 and average CLTV of 76 percent in 2005. Though we suffered increased credit losses in the fourth quarter even after we began tightening our lending standards early in 2006, these losses in no way threaten the viability of our company. With the benefit of hindsight, if I had to do it over again, I would not do anything materially different for two important reasons: (1) Indymac's competitive position in the industry has been significantly enhanced for the long-term by the market share we have gained and will hold and grow as a result of our product innovation and reasonable risk-taking, and (2) you don't just lose short-term profits if you do not meet the competitive tactics of your major long-term competitors ... you lose customers and you lose your sales force (to your competitors) ... which would, in my view, have impaired Indymac more than the credit losses we will suffer over the next few years.

However, for many of our competitors in the mortgage and thrift industries who took on too much risk, it is now time to "pay the piper," and now you can clearly see the distinction between the strong and the weak management teams. While there are low barriers to entry in the mortgage business, today's tough environment clearly illustrates that there are many demanding requirements to succeed and survive over the cycles. Long-term success in our business requires competence in many, many areas ... product development; risk-based pricing; marketing and sales management; scaling operations; automation, standardization and outsourcing; interest rate, credit and liquidity risk management; talent recruitment and management; detailed profitability analysis by business segment, product and customer; management accountability systems and capital optimization ... to name a few. Mastering all of these requires discipline and hard work. And given the complexity of the mortgage business, it also helps immensely to have laser-like focus. For Indymac, unlike some of our key competitors which are divisions of much larger companies, our focus on home lending and mortgage banking is undiluted, which I believe is an important and sustainable competitive advantage.

Once again, I'd like to thank all our customers, employees, shareholders and business partners for their continuing support of Indymac. The difficult market environment we are facing — though unpleasant now, particularly in its negative impact on our stock price — will have longer term benefits as it separates the weak from the strong, weeds out some of the more reckless competitors and causes us to get better and better at everything we do. I am confident that we will emerge from this environment in a stronger competitive position than ever before, which makes me very optimistic about our future.

Michael W. Perry
Chairman and Chief Executive Officer
March 1, 2007




1935

Achieving the American dream with Indymac

# A PLACE TO CALL HOME



# A PLACE TO DREAM







# A PLACE TO FIND

# PEACE OF MIND



from left to right: Jay Robertson, Chris Barrett, Marc Burns

## CHRISTINE BARRETT'S DREAM:

# Financial security and an Adjustable Rate Mortgage from Indymac

When Chris Barrett, a successful interior designer and single mother of two grown children, purchased her home in Los Angeles three years ago, she came to Indymac through her trusted mortgage advisor of 15 years, Jay Robertson, President of First Capital Mortgage of Santa Monica. An experienced home-buyer, this is the third home Chris has financed with Jay, who has been working with Indymac for almost as long as he has been working with Chris.

At the time Chris purchased her home, she was self-employed as the owner of an interior design firm, and therefore, her income could fluctuate greatly from month to month. Although Jay presented her with several loan options, she chose an Option-ARM (Adjustable Rate Mortgage) in order to have payment flexibility. While Chris planned to make only the minimum payments initially, she believed that her business, and thus her income, would grow over time, enabling her to ultimately make full principal, plus interest, payments on her loan.

During the course of the past three years, Chris' loan balance has grown, but, because her home has appreciated considerably, with the equity roughly tripling, she remains confident in her decision. Additionally, Chris recently merged her interior design business with an architectural firm, providing a more stable income and enabling her to move ahead with her initial payment plan.

In describing her experience with Indymac Bank, Chris says, "The Option ARM loan was perfect for me. The payment flexibility allowed me to comfortably afford my new home, which I absolutely love. What's more, the increased value of my home has given me, a single mom, a great deal of financial security and peace of mind. If this isn't participating in the American dream, I don't know what is!"

For his part, Jay has been working with Indymac through Marc Burns, one of Indymac's most seasoned Business Development Managers, and a four-person Indymac team that resides within Jay's 150-person mortgage operation. On his experience to date, Jay says, "I have an all-star relationship with Indymac from the CEO and President down to the team in my office. Indymac has a total 'get it done for the customer' mentality that is so essential to my being able to sustain a successful local mortgage business in today's ultra-competitive environment."

"THE INCREASED VALUE OF MY HOME HAS GIVEN ME, AS A SINGLE MOM, A GREAT DEAL OF FINANCIAL SECURITY AND PEACE OF MIND. IF THIS ISN'T PARTICIPATING IN THE AMERICAN DREAM, I DON'T KNOW WHAT IS!"

– Christine Barrett



# A PLACE TO STAY





## ED BARKER'S DREAM:

# A porch with a view and a Reverse Mortgage from Indymac

Ed Barker has earned the right to have what he wants. During his lifetime, Ed has served as an Army Air Force soldier during WWII, was an economic advisor to Governor Ronald Reagan's administration, has completed both a master's degree and a Ph.D. in Economics and Finance, helped start the School of Business at Cal Poly San Luis Obispo, where he also served as Dean, and helped launch the School of Business at the University of LaVerne, where he still occasionally teaches. He helps a friend run a wine valuation business, practices Tai Chi, and until a devastating automobile accident several years ago, enjoyed hiking in the High Sierras.

Ed and his wife raised four children. When his wife became ill with a life-threatening illness, he took on the responsibility for her care, the cost of which forced him to take on a second mortgage. After his wife's death, Ed continued to maintain an active lifestyle, teaching full-time well into his 80s until his teaching load was unexpectedly reduced. The sudden drop in income threatened Ed's ability to make his mortgage payments. He loved his home, his front porch with its spectacular view, his neighborhood ... he wanted to stay.

A friend suggested that he should investigate reverse mortgages, and Ed contacted Financial Freedom, a subsidiary of Indymac Bank, to find out more. "The people at Financial Freedom explained the options in a very clear and straightforward manner. I understood completely the decision I was making and I viewed it as an opportunity," says Ed. "I wanted to stay in my home. The loss of a portion of my equity was the cost, but the opportunity to keep my house, with my porch, where I look out at my view and contemplate my day, far exceeded that cost. I am so grateful."

Jim Mitchell, Reverse Mortgage Specialist for Financial Freedom, calls Ed an "ideal candidate" for a reverse mortgage. "We were able to pay off his existing mortgage and eliminate his monthly payments to help his cash flow. We also provided an initial cash advance to take care of some immediate needs. We could have set Ed up to receive fixed monthly payments, but he chose the line of credit option, which he can draw upon as needed to meet future expenses. He is now financially secure and has great peace of mind ... and he still has a 70 percent equity ratio in his home."

"I WANTED TO STAY IN MY HOME. THE LOSS OF A PORTION OF MY EQUITY WAS THE COST. BUT THE OPPORTUNITY TO KEEP MY HOUSE, WITH MY PORCH, WHERE I LOOK OUT AT MY VIEW AND CONTEMPLATE MY DAY, FAR EXCEEDED THAT COST."

– Ed Barker




A PLACE TO GROW:
INDYMAC

# Countering industry cyclicality with a hybrid thrift/mortgage banking business model

Indymac's business model is a hybrid that combines the best elements of mortgage *banking and thrift investing. Mortgage banking* involves the origination, securitization and sale of mortgage loans and related assets, and the servicing of those loans. The revenues from mortgage banking consist primarily of gains on the sale of the loans; fees earned from origination; interest income earned while the loans are held for sale; and servicing fees. On the thrift side, we generate core spread income from our investment portfolio of prime SFR mortgages, home equity loans, consumer and builder construction loans and mortgage-backed securities.

As a result of the quick asset turn times associated with mortgage banking, it is less capital-intensive than thrift investing and offers higher returns on invested capital; when demand for mortgages and related secondary products is high, more capital can be deployed in this segment. Thrift investing requires more capital than mortgage banking and generates correspondingly lower returns on invested capital. However, the returns tend to be more stable and less cyclical than those from mortgage banking. We allocate more capital to the thrift segment when we believe the secondary market is under-valuing returns on mortgage-related assets. The ability to deploy capital into the segment with the best opportunities at any given time allows us to focus on strong shareholder returns throughout the interest rate cycle.

The following provides further detail on our production, servicing and thrift investing segments:

MORTGAGE PRODUCTION

Our production division originates loans through four main channels: Mortgage Professionals, Conduit, Consumer Direct and Financial Freedom.

Mortgage Professionals — sources loans through relationships with mortgage brokers, mortgage bankers, financial institutions, Realtors® and homebuilders.

Conduit — purchases bulk portfolios of closed loans from mortgage bankers and financial institutions.

Consumer Direct — offers mortgage loans directly to consumers through our Southern California retail banking branches, storefront mortgage loan offices, direct mail, Internet lead aggregators, outbound telesales, online advertising, and referral programs.

Financial Freedom — provides reverse mortgage products both directly to seniors (age 62 and older) and through third party lenders who also offer reverse mortgages to seniors.

MORTGAGE SERVICING

Servicing is a key component of our business model, as it is a natural complement to our mortgage production operations. Through mortgage servicing rights (MSRs) retained from our mortgage banking activities or purchased from others, we collect a steady stream of fees and ancillary revenues for servicing loans sold into the secondary market. As interest rates rise, the expected life of the underlying loans is extended, which extends the life of the income stream flowing from those loans. This in turn increases the capitalized value of the associated mortgage servicing rights. Conversely, as interest rates decline, the value of the MSRs will also decline. To mitigate the potential volatility in the MSRs, we hedge this asset to provide a stable source of income throughout the interest rate cycle.

Our servicing portfolio also provides opportunities to cross sell other products, such as home equity lines of credit, checking accounts, CDs and other deposit services. In a declining interest rate environment, it provides an existing base of customers who may potentially be in the market to refinance. Capturing these customers helps mitigate the decline in the value of our mortgage servicing asset caused by early prepayment of the original loan.

THRIFT INVESTING

Our thrift segment invests in loans originated by our various production units as well as in mortgage-backed securities. Additionally, the division engages in warehouse lending, consumer construction and homebuilder financing. These disciplined investing activities provide core spread income, and historically, a stable return on equity.

Recently, we have seen a decrease in the ROE in our thrift segment, mostly caused by net interest margin erosion in our whole loan and MBS portfolios. We see this as being a part of a broader trend, the continuation of which is inevitable due to three developments. First, there is fierce competition for consumer deposits and consumers are getting more savvy and efficient with their deposit funds, moving them to the highest yielding options. Both of these factors are driving up deposit costs relative to market funding sources and reducing the funding advantage and net interest margins of depository institutions. Second, spreads to Treasury securities on financial assets that can be securitized (home loans and most other consumer loan types) continue to tighten given the efficiency of the secondary market, reducing asset yields and further compressing net interest margins for depository institutions. Third, the regulatory capital requirements for holding these assets (mortgage and home equity loans, in particular) generally exceed those of the secondary market.

In light of this new economic environment, it does not make economic sense for us to grow these portfolios to the extent that we previously planned. Accordingly, going forward our capital deployment and profit growth will likely be more focused on the two broad segments of our mortgage banking business, mortgage production and mortgage servicing.

# Key strategies that build on a strong business foundation

At Indymac, we continuously examine the fundamentals of our business, seek out opportunities for growth, and aim for industry leadership through new products and superior customer service. We also continuously refine our strategies to keep pace with a mortgage marketplace that is constantly changing. Fundamental to our strategic planning is what we call our "business foundation," which is presented in the exhibit below and includes three elements:

Business Definition — states the nature of Indymac's business and answers the question of what business we are in.

Strategic Mission — is a broad statement of what we want to become by the end of the planning period, e.g. by 2011, including specifics about products, customers, profitability, growth and quality.

## Indymac's business foundation


BUSINESS
DEFINITION
STRATEGIC MISSION
CORE STRATEGY

### Business definition

Indymac Bank, operating as a hybrid thrift/ mortgage banker, provides cost-efficient financing for the acquisition, development, and improvement of single-family homes. Indymac also provides financing secured by single-family homes and other banking products to facilitate consumers' personal financial goals.

### Strategic mission

With an increased focus on building customer relationships and a valuable consumer franchise, Indymac will become a top 5 mortgage lender in the USA by 2011. The company is dedicated to continually raising expectations and conducting itself with the highest level of ethics.



Core Strategy — presents the overall strategy for how we will compete and win in our chosen markets to achieve our mission.

The value of this approach — and the success of our strategies and execution — can be seen in the strong growth we have experienced in the last five years. Five years ago, we ranked as the country's 26th largest residential mortgage originator, but in 2006, we moved up to 9th place. We have consistently ranked among the top 10 residential mortgage originators since the third quarter of 2005. Our EPS has grown 9 percent from 2005 and 19 percent annually since 2001 with a strong 5-year average ROE of 18 percent.

Our current strategic plan includes seven strategies we believe will *propel our continued* growth. What follows is a discussion of those strategies and a look at some of the initiatives we have identified for each one.

**Core strategy**

We will execute a hybrid thrift/mortgage banking model, where we:

Opportunistically invest in and trade single-family mortgage-related loans, servicing rights and securities.

Aggressively expand and refine our proven and significant mortgage professionals' business, including incubating and/or acquiring a national retail producing branch manager model.

Build a strong home lending focused consumer-direct franchise, becoming a top 5 home mortgage and home equity lender on the Web, a top 5 home equity card provider, and the industry's best loan servicing cross-sell and retention group.

Maximize the potential of our existing specialty niche mortgage lending products.

Establish new sources of revenues and profits by incubating or acquiring mortgage-related channels, products, services, people and/or ideas, with a particular emphasis on niches, consumer direct/advice-based lending, and being "the low cost" mortgage lender.

Fund the above, with a Southern California retail deposit gathering network that is cost-effective in relation to Indymac's other competing, predominantly wholesale, funding sources. Maximize the cost efficiency of the deposit branch network by utilizing territory-based marketing, cross-sell, and retention, and commercial and small business lending.

Support the above, with a strong meritocracy culture and world-class workforce management, risk management and efficiency improvement.

01 KEY STRATEGY

## Opportunistically invest in and trade single-family mortgage-related loans, servicing rights and securities.

Mortgage production volumes and profits vary with changing interest rate, economic and competitive conditions. To help stabilize our earnings through a variety of environments, we have built a hybrid thrift/mortgage banking business model. On the mortgage banking side, we generate earnings largely by originating, securitizing and selling loans and securities at a profit and by servicing loans for others. On the thrift side, we generate core spread income from our investment portfolio of prime SFR mortgages, home equity loans, consumer and builder construction loans, warehouse lines of credit and mortgage-backed securities. During periods of low interest rates, our mortgage production increases as borrowers refinance their loans. During periods of rising interest rates, when there is little incentive for borrowers to refinance and fewer borrowers qualify to purchase homes, our mortgage production tends to decline. As it declines, the income streams from our investment and servicing portfolios help stabilize our overall income. With business segments focused on mortgage production, servicing and thrift investing, Indymac can deploy its capital opportunistically in the areas that offer the best returns in varying market conditions.

### CAPITAL AND FUNDING INITIATIVE

In deploying capital, we do more than just identify the areas with the best return — we also look for the most economical funding sources and appropriate transaction structures to maximize the efficient use of our capital. In the fourth quarter of 2006, we saw a fairly significant decrease in the ROE in our thrift segment, mostly caused by net interest margin erosion in our whole loan and MBS portfolios. This seems to be part of a broader trend, the continuation of which is inevitable. In light of this trend, our capital deployment and profit growth will be more focused in the future on the two broad segments of our mortgage banking business, mortgage production and mortgage servicing. While we will continue to maintain some level of investments in our whole loan and MBS portfolios, going forward the growth of these portfolios will be based on the extent to which (1) their ROEs exceed our target returns on both core and risk-based capital or (2) they are needed to support our core mortgage banking investments in mortgage servicing rights, if their ROEs are below our cost of capital.

**In 2006, we increased our Mortgage Professionals business sales force by 44 percent and opened three new regional mortgage centers which provide support at the local level for our wholesale customers.**

## 02 KEY STRATEGY

### Aggressively expand and refine our proven and significant mortgage professionals business, including incubating and/or acquiring a national retail producing branch manager model.

Indymac is leveraging its mortgage banking platform by expanding its sales force and adding new regional centers. In 2006, we increased our Mortgage Professionals business sales force by 44 percent and opened three new regional mortgage centers in Tampa, Fla., Chicago, Ill., and Boston, Mass. We now have a total of 16 regional centers and plan to open nine to 14 additional regional centers for a total of approximately 25 to 30 in the coming years. Our regional centers provide support at the local level for our wholesale customers. Indymac's regional mortgage centers, and its 24-hour call center, are staffed with knowledgeable mortgage experts dedicated to providing the highest level of customer service.

RETAIL PRODUCING BRANCH MANAGER INITIATIVE

The Retail Lending Group, a division of the Mortgage Professionals Group, will open retail storefront mortgage offices in areas supported by regional operating centers. The storefront offices will be managed by local leaders with proven expertise in loan production. In February 2007 we made a step in this direction with the acquisition of the retail platform of New York Mortgage Company (NYMC), which has roughly 20 office locations, around 10 satellite loan origination locations and approximately 200 retail loan officers. Additionally, we plan to open 15 to 20 retail mortgage offices in 2007, beginning in the San Francisco Bay Area. One of our goals for this initiative includes becoming a top 15 retail lender over the next 5 years.

## 03 KEY STRATEGY

### Build a strong home-lending focused consumer-direct franchise, becoming a top 5 home equity card lender on the Web, a top 5 home equity card provider, and the industry's best loan servicing cross-sell and retention group.

CONSUMER DIRECT LENDING

With a consumer customer base that now numbers 829,000, we have an excellent opportunity to cross-sell our mortgage and retail banking products. Consumer Direct Lending will leverage our growing customer base and maximize all customer touch points to drive cross-sell and retention opportunities. This will be achieved by offering "best in class" customer service, and by providing proactive, streamlined mortgage offerings. We provide our customers competitive rates and consultative, advice-based lending solutions, supported by a simplified lending process.

In addition, we are focused on becoming the Web's low-cost provider of financial products/services to price-sensitive and Web-enabled consumers in order to help them meet their personal financial objectives. While the initial emphasis will be on building the sales and fulfillment platform to support home equity loans, this platform will later be used to capitalize on opportunities to cross-sell other retail banking products.

## 04 KEY STRATEGY

### Maximize the potential of our specialty niche mortgage lending products.

Indymac has leveraged its expertise in Alt-A loans to expand into specialty product areas such as residential construction-to-permanent loans, home equity lines of credit, and, through its 2004 acquisition of Financial Freedom, reverse mortgages. Because these specialty loans are less sensitive to changes in interest rates, they give us the opportunity to grow production during times when volumes of more conventional products are declining. While these specialty markets are smaller than the traditional/first mortgage market, Indymac has built a strong presence in them. The infrastructure we have established will enable us to continue growing our share of these markets, as well as capture more of the overall residential market.

#### FINANCIAL FREEDOM STRATEGIC PLAN DEVELOPMENT

Financial Freedom seeks to maintain its leadership position as the number one lender and servicer of reverse mortgages in the U.S. by expanding and optimizing our sales distribution channels in both the retail and wholesale markets, including Indymac's MPG sales distribution channels. In addition, we are focused on developing innovative, lower cost products that meet the needs of a larger segment of the untapped senior market.

By building and leveraging technology platforms, we can increase efficiencies in originating and servicing reverse mortgages. We believe that given the growing senior population, reverse mortgages represent an excellent growth opportunity for us, and an important tool for providing financial security to seniors.

## 05 KEY STRATEGY

### Establish new sources of revenues and profits by incubating or acquiring mortgage-related channels, products, services, people and/or ideas, with a particular emphasis on niches, consumer direct/advice-based lending, and being "the low cost" mortgage lender.

Indymac is achieving strong growth through "replication and refinement," the process of expanding an existing business. For example, our Mortgage Professionals Group is opening new regional mortgage centers, adding salespeople and offering more and better products and services. At this point, the division really depends on strong execution and oversight. But we also see opportunities for new businesses that require more entrepreneurial leadership and a different management approach. With this in mind, we have created an Incubator Group to provide both the support and expertise required, as well as the room and flexibility they need to grow. We will also consider acquisitions if they are an appropriate match to our business and culture and can be accretive to earnings. Financial Freedom is an excellent example of this acquisition philosophy.

GRUPO MAYORISTA

Grupo Mayorista was created to target and serve brokers and emerging bankers located in markets with a significant Spanish-speaking population. It will leverage the existing processes while providing products and services tailored to the Hispanic market through a bilingual sales force and operations staff. Indymac already has a strong foothold in this market. In 2006, loans to this market constituted 27 percent of all Indymac originations; up from 20 percent in 2005. Presently, the national homeownership rate in this segment is about 47 percent, compared to 69 percent for the overall population. Given the country's underlying demographic shifts, this initiative offers growth opportunities for Indymac and homeownership opportunities for a growing and underserved population.

INDYMAC SECURITIES CORPORATION (IMSC) INITIATIVE

Indymac is developing an in-house securities corporation to underwrite the Company's loans and securities and distribute them directly to institutional investors. This direct interaction with investors will reduce the Company's dependence on Wall Street intermediaries, increase Indymac's transparency to the secondary markets, and enhance competitiveness and profitability in its mortgage banking and thrift operations. IMSC will also opportunistically underwrite and trade other issuers' loans and securities.

Because our specialty niche mortgage loans are less sensitive to changes in interest rates, they give us the opportunity to GROW PRODUCTION during times when volumes of more conventional products are declining.



## 06 KEY STRATEGY

### Fund the above, with a Southern California retail deposit gathering network that is cost-effective in relation to Indymac's other competing, predominantly wholesale funding sources. Maximize the cost efficiency of the deposit branch network by utilizing territory-based marketing, cross-sell, and retention, and commercial and small business lending.

Our branch network has tripled since we became a depository in 2000. Currently, we have 29 branches in the Southern California area. Expansion of our branch network is a key strategy for reducing funding costs. It also offers additional opportunities for cross-selling. Our plans call for the opening of four to five branches in 2007. We open branches strategically — as recently opened branches reach scale, we look to open additional branches in areas that provide the best opportunities for capturing deposits and supporting cross-sell initiatives. Deposit funding must be competitive with other sources of funding, and expansion will depend on the extent to which they provide an "all-in" lower cost basis than can be obtained through other funding sources and/or are needed to support asset growth.

#### BRANCH MANAGER/BRANCH LENDING SPECIALISTS

Indymac's branch managers seek to provide a personal touch and deepen customer relationships. They supervise branch lending specialists who call on existing mortgage and deposit customers to drive retention and cross-sell opportunities. Both the branch managers and lending specialists focus on high-quality, personalized customer service to build strong relationships. We have aligned compensation plans and developed accountability systems to ensure that we attract, hire and reward exceptional talent to drive deposit growth and mortgage cross-sell and retention, while meeting the financial needs of our retail customer base.

## 07 KEY STRATEGY

### Support the above with a strong meritocracy culture, world-class workforce management, risk management and efficiency improvement.

Delivering for customers and shareholders is largely a function of the quality, creativity and hard work of our people. We believe strongly in the value of a meritocracy — where people are evaluated and rewarded based solely on their performance, without regard to politics. Building our team around a culture of meritocracy results in the greatest level of business success. We advance this culture by holding people accountable and giving them the proper incentives and rewards for superior performance. In keeping with our performance-driven culture, all business segment leaders participate in Management Accountability Week, a quarterly event where their recent performance and results are reviewed in depth and tied to their quarterly bonus payments. This process provides an opportunity for problems to be diagnosed early and for best practices to be identified and shared with other divisions.

We have built a strong management team with the depth, breadth and expertise to support a much larger organization and provide leadership as we grow our operations across the country. This team has strong capabilities in enterprise risk management and is dedicated to upholding the highest ethics in corporate governance.

## CREDIT INITIATIVE

The current housing industry slowdown has increased loan delinquencies and non-performing assets and driven up credit costs for all mortgage lenders. Accordingly, we must be smart and prudent in adjusting our underwriting guidelines, setting risk-based pricing, making decisions as to what assets go into our investment portfolio and/or distributing our risk into the secondary market, and executing on best in class loss prevention and loss mitigation practices. Importantly, as reported in Indymac's quarterly reports, Indymac is a prime mortgage lender with less than five percent of our overall loan production being subprime loans. While credit quality is likely to deteriorate during 2007, we believe Indymac's focus on the origination of prime loans, with average FICO scores exceeding 700 and average combined loan-to-value ratios of 80 percent in 2006 — combined with strong risk management — should provide a significant margin of safety. Examples of additional controls implemented recently include:

< Comprehensive lending and servicing operations that are focused on both loss prevention and loss mitigation, including an appropriate framework, qualified people, robust documented controls, and objective metrics.

< Credit and repurchase reserves that adequately account for inherent losses for our loans-held-for-sale and for losses associated with future loan repurchases (Secondary Marketing Reserve).

< Risk-based pricing, valuation and active management of the credit risk in our residual and non-investment grade securities.

< Timely sales of non-performing loans.

**Our branch network has tripled since we became a depository in 2000. Currently, we have 29 branches in the Southern California area. Expansion of our branch network is a key strategy for reducing funding costs.**

# A framework for success at Indymac: Corporate values to live by

If we had to choose one word to describe our culture at Indymac, it would be "performance." At our core, we are a performance-driven company, relentlessly pursuing business success and taking our success to higher and higher levels every year. Performance means providing extraordinary value to our customers every day and superior financial returns to our shareholders. And the success we achieve results in career opportunities for our employees that they could not easily find elsewhere. Accomplishing all this requires a pace and level of competitive intensity that, frankly, is not for everyone. But this is the type of environment that highly motivated achievers seek for their careers.

We devote a great deal of time, effort and energy toward populating our company with these kinds of individuals because this is what we believe is one of the real keys to sustained superior performance.

Indymac Bank, winner of the 2006 Mortgage Bankers Association Best Overall Corporate Diversity Award

INDYMAC'S CORE VALUES

Fairness
Add the value … to customers and shareholders … reap the rewards.

Accountability
Answer for the decisions you make, the actions you take and the results you achieve.

Agility
Keen eyes. Swift steps. Smart moves.

Candor & Respect
Speak up. Be straightforward.
And we all succeed.

Diversity
One purpose. Many points of view.

Opportunity
Motivation. Dedication. Success.

"I can't think of any other organization of this size and in this industry that takes their culture of values and beliefs to this level. This is part of what makes Indymac such a unique and great place to live out your career."

– Survey comment from an Indymac employee

< FAIRNESS
< ACCOUNTABILITY
< AGILITY
< CANDOR & RESPECT
< DIVERSITY
< OPPORTUNITY


EVERYDAY VALUES

# Indymac Bank — In My Backyard℠

At Indymac Bank, we are committed to being a strong community partner by giving back to those organizations that help to make our communities better places to live and work. In that respect, organizations that focus on the provision of affordable housing are our highest priority for charitable giving, but we also support other important community development efforts that bring new and restored life to underserved communities.

We provide support to our communities in several ways. First, we make direct corporate contributions to worthy causes, and during 2006, we supported over 75 separate organizations. Second, we allocate funds to our regional offices, where local management then designates community organizations to support, consistent with our corporate guidelines. Third, when major national or international disasters strike, such as Hurricane Katrina in 2005, we organize fundraising drives among our employees and provide a corporate match to what our employees contribute. Fourth, we sponsor an annual United Way campaign among our employees, and in 2006 our people stepped up and contributed $257,000, an all-time record. Finally, we have our "MacMatch" program, where we match our employees' contributions to charities of their choice up to a certain budgeted amount each year.

Through direct corporate donations, regional office giving, employee contributions through Indymac, and our MacMatch program, we have contributed almost $1.4 million to deserving, community-focused organizations in 2006.

Highlighting the year was our $333,333 donation to "Homes for Working Families," kicking off the first year of a multi-year commitment. "Homes for Working Families" is an organization that is dedicated to making the dream of homeownership a reality for working families across the nation. Every year it gets harder for the citizens who work for our communities to live in those same communities. By increasing public awareness, we can increase the education of those people who are in a position to change the policies, programs, and practices that are keeping working families from achieving their dream of owning a home. We hope that this is the beginning of a successful partnership for Indymac and working families all across the U.S.A.

2006 COMMUNITY SUPPORT

| | |
|---|---|
| **Indymac corporate:** | |
| Homes for Working Families | $ 333,333 |
| Pasadena POPs Orchestra | $ 50,000 |
| Verbum Dei High School Work Study Program | $ 50,000 |
| San Marino Public Library | $ 43,333 |
| Pasadena Educational Foundation | $ 25,000 |
| United Way | $ 20,000 |
| Huntington Library | $ 20,000 |
| Hathaway-Sycamores | $ 20,000 |
| Los Angeles Gay and Lesbian Center | $ 15,000 |
| Inglewood Neighborhood Housing Services | $ 12,500 |
| Boys and Girls Club of Pasadena | $ 10,000 |
| Regional office giving | $ 53,276 |
| All other gifts | $ 412,806 |
| Total corporate giving | $1,064,742 |
| **Indymac employees:** | |
| United Way | $ 257,000 |
| MacMatch | $ 64,917 |
| Total employee giving | $ 321,917 |
| Grand total | $1,386,659 |

# Consolidated balance sheets

| Dollars in thousands |
|---|
| **Assets** |
| Cash and cash equivalents |
| Securities classified as trading ($152.9 million and $96.8 million pledged as collateral for borrowings at December 31, 2006 and 2005, respectively) |
| Securities classified as available for sale, amortized cost of $4.9 billion and $3.8 billion at December 31, 2006 and 2005, respectively ($4.1 billion and $2.7 billion pledged as collateral for borrowings at December 31, 2006 and 2005, respectively) |
| Loans receivable: |
| Loans held for sale |
| SFR mortgage |
| HELOC |
| Consumer lot loans |
| Total loans held for sale |
| Loans held for investment |
| SFR mortgage |
| Consumer construction |
| Builder construction |
| HELOC |
| Land and other mortgage |
| Revolving warehouse lines of credit |
| Allowance for loan losses |
| Total loans held for investment |
| Total loans receivable ($14.9 billion and $10.2 billion pledged as collateral for borrowings at December 31, 2006 and 2005, respectively) |
| Mortgage servicing rights |
| Investment in Federal Home Loan Bank stock |
| Interest receivable |
| Goodwill and other intangible assets |
| Foreclosed assets |
| Other assets |
| Total assets |
| **Liabilities and Shareholders' Equity** |
| Deposits |
| Advances from Federal Home Loan Bank |
| Other borrowings |
| Other liabilities |
| Total liabilities |
| Shareholders' Equity |
| Preferred stock — authorized, 10,000,000 shares of $0.01 par value; none issued |
| Common stock — authorized, 200,000,000 shares of $0.01 par value; issued 102,258,939 shares (73,017,356 outstanding) at December 31, 2006, and issued 93,436,622 shares (64,246,767 outstanding) at December 31, 2005 |
| Additional paid-in-capital |
| Accumulated other comprehensive loss |
| Retained earnings |
| Treasury stock, 29,241,583 shares and 29,189,855 shares at December 31, 2006 and 2005, respectively |
| Total shareholders' equity |
| Total liabilities and shareholders' equity |

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements and Supplementary Data.

| | Year ended December 31, 2006 | 2005 |
|---|---|---|
| | $ 541,725 | $ 442,525 |
| | 542,731 | 348,962 |
| | 4,900,514 | 3,753,195 |
| | 8,801,252 | 5,170,168 |
| | 633,096 | 755,040 |
| | 33,495 | 98,976 |
| | 9,467,843 | 6,024,184 |
| | 6,519,340 | 5,441,521 |
| | 2,225,979 | 1,883,674 |
| | 786,279 | 612,061 |
| | 23,618 | 31,882 |
| | 375,215 | 260,615 |
| | 246,778 | 48,616 |
| | (62,386) | (55,168) |
| | 10,114,823 | 8,223,201 |
| | 19,582,666 | 14,247,385 |
| | 1,822,455 | 1,094,490 |
| | 762,054 | 556,262 |
| | 217,667 | 131,644 |
| | 112,608 | 80,847 |
| | 21,638 | 8,817 |
| | 991,258 | 788,172 |
| | $29,495,316 | $21,452,299 |
| | $10,898,006 | $ 7,671,924 |
| | 10,412,800 | 6,953,000 |
| | 4,637,000 | 4,367,270 |
| | 1,519,242 | 916,664 |
| | 27,467,048 | 19,908,858 |
| | — | — |
| | 1,023 | 934 |
| | 1,597,814 | 1,318,751 |
| | (31,439) | (15,157) |
| | 983,348 | 759,330 |
| | (522,478) | (520,417) |
| | 2,028,268 | 1,543,441 |
| | $29,495,316 | $21,452,299 |

# Consolidated statements of earnings

| Dollars in thousands, except per share data |
|---|
| **Interest income** |
| Mortgage-backed and other securities |
| Loans held for sale |
| SFR mortgage |
| HELOC |
| Consumer lot loans |
| Total loans held for sale |
| Loans held for investment |
| SFR mortgage |
| Consumer construction |
| Builder construction |
| Land and other mortgage |
| HELOC |
| Revolving warehouse lines of credit |
| Total loans held for investment |
| Other |
| Total interest income |
| **Interest expense** |
| Deposits |
| Advances from Federal Home Loan Bank |
| Other borrowings |
| Total interest expense |
| Net interest income |
| **Provision for loan losses** |
| Net interest income after provision for loan losses |
| **Other income** |
| Gain on sale of loans |
| Service fee income (loss) |
| Gain (loss) on mortgage-backed securities, net |
| Fee and other income |
| Total other income |
| Net revenues |
| **Other expense** |
| Operating expenses |
| Amortization of other intangible assets |
| Total other expense |
| Earnings before provision for income taxes and minority interests |
| Provision for income taxes |
| Net earnings before minority interest |
| Minority interest |
| **Net earnings** |
| **Earnings per share:** |
| Basic (net earnings divided by weighted average basic shares outstanding) |
| Diluted (net earnings divided by weighted average diluted shares outstanding) |
| **Weighted-average shares outstanding:** |
| Basic |
| Diluted |
| **Dividends declared per share** |

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements and Supplementary Data.

| | Year ended December 31. | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | $ 319,846 | $ 208,560 | $ 143,351 |
| | 708,932 | 387,993 | 253,552 |
| | 80,202 | 33,898 | 14,298 |
| | 8,326 | 8,966 | 9,644 |
| | 797,460 | 430,857 | 277,494 |
| | 321,349 | 235,302 | 201,722 |
| | 144,574 | 97,656 | 76,535 |
| | 76,006 | 51,772 | 30,180 |
| | 32,650 | 17,631 | 12,289 |
| | 2,436 | 2,197 | 11,951 |
| | 8,723 | 1,297 | — |
| | 585,738 | 405,855 | 332,677 |
| | 47,972 | 29,083 | 14,086 |
| | 1,751,016 | 1,074,355 | 767,608 |
| | 408,208 | 195,528 | 103,612 |
| | 491,300 | 281,929 | 145,925 |
| | 324,787 | 172,187 | 113,009 |
| | 1,224,295 | 649,644 | 362,546 |
| | 526,721 | 424,711 | 405,062 |
| | 19,993 | 9,978 | 8,170 |
| | 506,728 | 414,733 | 396,892 |
| | 668,054 | 592,175 | 363,813 |
| | 101,317 | 44,235 | (12,453) |
| | 20,482 | 17,866 | (23,804) |
| | 50,122 | 36,701 | 27,070 |
| | 839,975 | 690,977 | 354,626 |
| | 1,346,703 | 1,105,710 | 751,518 |
| | 788,960 | 618,497 | 482,506 |
| | 1,123 | 591 | 701 |
| | 790,083 | 619,088 | 483,207 |
| | 556,620 | 486,622 | 268,311 |
| | 212,567 | 191,989 | 105,979 |
| | 344,053 | 294,633 | 162,332 |
| | (1,124) | (1,505) | (267) |
| | $ 342,929 | $ 293,128 | $ 162,065 |
| | $ 5.07 | $ 4.67 | $ 2.72 |
| | $ 4.82 | $ 4.43 | $ 2.61 |
| | 67,701 | 62,760 | 59,513 |
| | 71,118 | 66,115 | 62,010 |
| | $ 1.88 | $ 1.56 | $ 1.21 |

# Consolidated statements of shareholders' equity and comprehensive income

| Dollars in thousands |
|---|
| **Balance at December 31, 2003** |
| Cumulative-effect adjustment due to change in accounting for common stock options |
| **Balance at December 31, 2003, retrospectively adjusted** |
| Issuance of common stock |
| Exercises of common stock options |
| Compensation expenses for common stock options |
| Net officers' notes receivable payments |
| Deferred compensation, restricted stock, and amortization net of forfeitures |
| Net unrealized loss on mortgage-backed securities available for sale |
| Net unrealized gain on derivatives used in cash flow hedges |
| Purchases of common stock |
| Cash dividends |
| Net earnings, retrospectively adjusted |
| Total comprehensive income |
| **Balance at December 31, 2004, retrospectively adjusted** |
| Exercises of common stock options |
| Exercises of warrants |
| Compensation expenses for common stock options |
| Net officers' notes receivable payments |
| Deferred compensation, restricted stock, and amortization net of forfeitures |
| Net unrealized loss on mortgage-backed securities available for sale |
| Net unrealized gain on derivatives used in cash flow hedges |
| Purchases of common stock |
| Cash dividends |
| Net earnings, retrospectively adjusted |
| Total comprehensive income |
| **Balance at December 31, 2005, retrospectively adjusted** |
| Cumulative-effect adjustment due to change in accounting for MSRs |
| Issuance of common stock |
| Exercises of common stock options |
| Exercises of warrants |
| Compensation expenses for common stock options |
| Net officers' notes receivable payments |
| Deferred compensation, restricted stock, and amortization net of forfeitures |
| Net unrealized gain on mortgage-backed securities available for sale |
| Net unrealized loss on derivatives used in cash flow hedges |
| Purchases of common stock |
| Cash dividends |
| Net earnings |
| Adjustment on initial application of SFAS No. 158, net of tax |
| Total comprehensive income |
| **Balance at December 31, 2006** |

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements and Supplementary Data.

| Shares Outstanding | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Comprehensive Income | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| 56,760,375 | $ 859 | $1,043,856 | $(26,454) | $ 518,408 | $ — | $(519,238) | $1,017,431 |
| — | — | 57,501 | — | (43,354) | — | — | 14,147 |
| 56,760,375 | 859 | 1,101,357 | (26,454) | 475,054 | — | (519,238) | 1,031,578 |
| 3,330,000 | 33 | 100,138 | — | — | — | — | 100,171 |
| 1,798,215 | 20 | 36,423 | — | — | — | — | 36,443 |
| — | — | 13,983 | — | — | — | — | 13,983 |
| — | — | 65 | — | — | — | — | 65 |
| 126,148 | — | 2,827 | — | — | — | — | 2,827 |
| — | — | — | (2,243) | — | (2,243) | — | (2,243) |
| — | — | — | 8,393 | — | 8,393 | — | 8,393 |
| (19,258) | — | — | — | — | — | (597) | (597) |
| — | — | — | — | (72,414) | — | — | (72,414) |
| — | — | — | — | 162,065 | 162,065 | — | 162,065 |
| — | — | — | — | — | $168,215 | — | — |
| 61,995,480 | 912 | 1,254,793 | (20,304) | 564,705 | — | (519,835) | 1,280,271 |
| 1,833,369 | 18 | 43,435 | — | — | — | — | 43,453 |
| 138,794 | 1 | 3,035 | — | — | — | — | 3,036 |
| — | — | 12,109 | — | — | — | — | 12,109 |
| — | — | 101 | — | — | — | — | 101 |
| 295,544 | 3 | 5,278 | — | — | — | — | 5,281 |
| — | — | — | (16,733) | — | (16,733) | — | (16,733) |
| — | — | — | 21,880 | — | 21,880 | — | 21,880 |
| (16,420) | — | — | — | — | — | (582) | (582) |
| — | — | — | — | (98,503) | — | — | (98,503) |
| — | — | — | — | 293,128 | 293,128 | — | 293,128 |
| — | — | — | — | — | $298,275 | — | — |
| 64,246,767 | 934 | 1,318,751 | (15,157) | 759,330 | — | (520,417) | 1,543,441 |
| — | — | — | — | 10,624 | — | — | 10,624 |
| 3,532,360 | 35 | 148,435 | — | — | — | — | 148,470 |
| 857,489 | 9 | 23,486 | — | — | — | — | 23,495 |
| 3,957,000 | 40 | 86,883 | — | — | — | — | 86,923 |
| — | — | 9,630 | — | — | — | — | 9,630 |
| — | — | 109 | — | — | — | — | 109 |
| 475,468 | 5 | 10,520 | — | — | — | — | 10,525 |
| — | — | — | 5,921 | — | 5,921 | — | 5,921 |
| — | — | — | (16,035) | — | (16,035) | — | (16,035) |
| (51,728) | — | — | — | — | — | (2,061) | (2,061) |
| — | — | — | — | (129,535) | — | — | (129,535) |
| — | — | — | — | 342,929 | 342,929 | — | 342,929 |
| — | — | — | (6,168) | — | (6,168) | — | (6,168) |
| — | — | — | — | — | $326,647 | — | — |
| 73,017,356 | $1,023 | $1,597,814 | $(31,439) | $ 983,348 | | $(522,478) | $2,028,268 |

# Consolidated statements of cash flows

| Dollars in thousands |
|---|
| **Cash flows from operating activities:** |
| Net earnings |
| Adjustments to reconcile net earnings to net cash used in operating activities: |
| Gain on sale of loans |
| Compensation expenses related to stock options and restricted stocks |
| Other amortization and depreciation |
| Change in valuation of mortgage servicing rights, including amortization |
| (Gain) loss on mortgage-backed securities, net |
| Provision for loan losses |
| Net increase in deferred tax liability |
| Net decrease in other assets and liabilities |
| Net cash provided by operating activities before activity for trading securities and loans held for sale |
| Net sales of trading securities |
| Net purchases and originations of loans held for sale |
| Net cash used in operating activities |
| **Cash flows from investing activities:** |
| Net sales of and payments from loans held for investment |
| Purchases of mortgage-backed securities available for sale |
| Proceeds from sales of and principal payments from mortgage-backed securities available for sale |
| Net increase in investment in Federal Home Loan Bank stock, at cost |
| Net decrease (increase) in real estate investment |
| Net purchases of property, plant and equipment |
| Purchase of Financial Freedom, net of cash received |
| Net cash provided by investing activities |
| **Cash flows from financing activities:** |
| Net increase in deposits |
| Net increase in advances from Federal Home Loan Bank |
| Net increase in borrowings |
| Net proceeds from issuance of common stock |
| Net proceeds from issuance of trust preferred securities |
| Redemption of trust preferred securities |
| Net proceeds from stock options, warrants, and notes receivable |
| Cash dividends paid |
| Purchases of common stock |
| Net cash provided by financing activities |
| Net increase in cash and cash equivalents |
| Cash and cash equivalents at beginning of year |
| Cash and cash equivalents at end of year |
| **Supplemental cash flow information:** |
| Cash paid for interest |
| Cash (received) paid for income taxes |
| **Supplemental disclosure of non-cash investing and financing activities:** |
| Net transfer of loans held for sale to loans held for investment |
| Recharacterization of loans to mortgage-backed securities available for sale |
| Net transfer of mortgage servicing rights to trading securities |

Please refer to the complete set of financial statements and accompanying notes included in the Company's Annual Report on Form 10-K, Item 8: Financial Statements and Supplementary Data.

| | Year ended December 31, 2006 | 2005 | 2004 |
|---|---|---|---|
| | $ 342,929 | $ 293,128 | $ 162,065 |
| | (668,054) | (592,175) | (363,813) |
| | 20,155 | 17,389 | 16,811 |
| | 93,515 | 59,393 | 75,954 |
| | 367,234 | 269,586 | 187,157 |
| | (20,482) | (17,866) | 23,804 |
| | 19,993 | 9,978 | 8,170 |
| | 245,115 | 166,369 | 57,333 |
| | 90,012 | 17,110 | 282,048 |
| | 490,417 | 222,912 | 449,529 |
| | 360,547 | 109,721 | 100,687 |
| | (8,253,670) | (4,909,424) | (5,677,096) |
| | (7,402,706) | (4,576,791) | (5,126,880) |
| | 989,919 | 1,109,017 | 2,655,524 |
| | 1,170,559 | (819,997) | (1,713,431) |
| | 997,623 | 822,748 | 1,502,294 |
| | (205,792) | (165,546) | (77,432) |
| | 10,780 | (32,260) | (1,600) |
| | (99,947) | (109,076) | (59,140) |
| | (40,000) | — | (82,152) |
| | 482,024 | 804,886 | 2,224,063 |
| | 3,222,155 | 1,925,557 | 1,392,706 |
| | 3,459,800 | 791,000 | 1,227,000 |
| | 69,797 | 1,104,208 | 430,114 |
| | 148,470 | — | 100,171 |
| | 188,000 | 90,000 | 30,000 |
| | (47,271) | — | — |
| | 110,527 | 46,591 | 36,509 |
| | (129,535) | (98,501) | (72,414) |
| | (2,061) | (582) | (597) |
| | 7,019,882 | 3,858,273 | 3,143,489 |
| | 99,200 | 86,368 | 240,672 |
| | 442,525 | 356,157 | 115,485 |
| | $ 541,725 | $ 442,525 | $ 356,157 |
| | $ 1,168,615 | $ 600,683 | $ 329,746 |
| | $ (56,258) | $ 70,312 | $ 35,865 |
| | $ 2,951,131 | $ 2,691,949 | $ 2,897,097 |
| | $ — | $ — | $ 1,419,400 |
| | $ 4,723 | $ 8,491 | $ 5,362 |

# Report of independent registered public accounting firm on internal control over financial reporting

The Board of Directors and Shareholders
IndyMac Bancorp, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that IndyMac Bancorp, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IndyMac Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of financial statements in accordance with the Office of Thrift Supervision Instructions for Financial Reports.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that IndyMac Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, IndyMac Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IndyMac Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
February 26, 2007

# Report of independent registered public accounting firm

Board of Directors and Shareholders
IndyMac Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of IndyMac Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Company changed its method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment*, under the modified-retrospective transition method, and its method of accounting for mortgage servicing rights in accordance with Statement of Financial Accounting Standards No. 156, *Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
February 26, 2007

# Report of management on internal control over financial reporting

**Financial Statements**

IndyMac Bancorp, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2006, and for the year then ended. The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include some amounts that are based on judgments and estimates of management.

**Internal Control Over Financial Reporting**

We, as members of management of the Company, are responsible for (i) preparing the consolidated financial statements of the Company, and (ii) establishing and maintaining effective internal control over financial reporting, including correct preparation and reporting of the Company's consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the Office of Thrift Supervision Instructions for Thrift Financial Reports (the "TFR Instructions"). Internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements. Internal control over financial reporting includes self-monitoring mechanisms and actions taken to correct deficiencies as they are identified.

Because of the inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of such controls are met. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the Company's internal control over financial reporting as it relates to its consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR Instructions as of December 31, 2006, and the year then ended. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. We believe our assessment is consistent with the applicable guidance issued by the Securities and Exchange Commission and provided in Public Company Accounting Oversight Board Auditing Standard No. 2. Based on this assessment, we assert that, as of December 31, 2006, and the year then ended, and based on the specified criteria, the Company maintained effective internal control over financial reporting, including the preparation and reporting of the Company's consolidated financial statements presented in conformity with accounting principles generally accepted in the United States and the TFR Instructions.

In addition to issuing an opinion on the Company's financial statements, the Company's independent auditors have also issued an attestation report on our assessment of the Company's internal control over financial reporting.

Michael W. Perry
Chairman and
Chief Executive Officer

Scott Keys
Executive Vice President and
Chief Financial Officer

Gregory S. Sosnovich
Senior Vice President and
Chief Accounting Officer

February 26, 2007

# Board directory

**DIRECTORS**

**INDYMAC BANCORP & INDYMAC BANK**

**Michael W. Perry***
Chairman &
Chief Executive Officer

**Louis E. Caldera**
Professor of Law
University of New Mexico

**Lyle E. Gramley***
Senior Economic Adviser
Stanford Washington
Research Group

**Hugh M. Grant**
Retired Vice Chairman
Ernst & Young, LLP

**Patrick C. Haden**
General Partner
Riordan, Lewis & Haden
Equity Investments

**Terrance G. Hodel**
Former President &
Chief Operating Officer
North American
Mortgage Company

**Robert L. Hunt II**
Former President &
Chief Operating Officer
Coast Savings Financial, Inc.

**Lydia H. Kennard**
Former Executive Director
Los Angeles World Airports

**Senator John F. Seymour (ret.)**
Former Chief Executive Officer
Southern California Housing
Development Corporation

**Bruce G. Willison**
Former Dean &
Professor of Management
University of California
at Los Angeles, Anderson
School of Management

**INDYMAC BANK**

**Stuart A. Gabriel**
Director & Lusk Chair
in Real Estate
University of Southern
California Lusk Center
for Real Estate

**Gabrielle E. Greene**
General Partner
RC/Fontis Capital

**Richard H. Wohl***
President
Indymac Bank

* Managers and directors who have more than 10 years of service with Indymac.

# Directory of executives

**EXECUTIVE COMMITTEE**

**Michael W. Perry***
Chairman &
Chief Executive Officer

**S. Blair Abernathy***
Executive Vice President
& Chief Investment Officer

**Ashwin Adarkar**
Executive Vice President &
Chief Executive Officer
New Business Incubation,
Organizational Effectiveness and
Mergers & Acquisitions

**James M. Banks***
Executive Vice President
Conduit

**Brian N. Carter**
Executive Vice President
Financial Planning &
Management Accounting

**Gary D. Clark***
Executive Vice President &
Chief Executive Officer
Home Equity Division

**Anthony L. Ebers**
Executive Vice President &
Chief Executive Officer
Consumer Bank

**James A. Fraser**
Executive Vice President &
Chief Executive Officer
Consumer Construction Lending

**Gulshan Garg***
Executive Vice President
Emerging Bank

**Kenneth R. Horner**
Executive Vice President &
Chief Administrative Officer

**Terrence O. Hughes**
Executive Vice President
General Counsel

**Patrick A. Hymel***
Executive Vice President
Retained Assets

**R. Patterson Jackson III**
Executive Vice President &
Chief Executive Officer
Commercial Real Estate

**Scott Keys**
Executive Vice President
Chief Financial Officer

**James R. Mahoney***
Chairman & Special Advisor
Financial Freedom

**Pamela K. Marsh***
Executive Vice President
Office of the Chairman & CEO

**Rayman K. Mathoda**
Executive Vice President &
Chief People Officer

**Raymond D. Matsumoto***
Executive Vice President &
Chief Technology Officer

**Ruthann K. Melbourne**
Executive Vice President &
Chief Risk Officer

**Michelle Minier***
Executive Vice President &
Chief Executive Officer
Financial Freedom

**Francisco Nebot**
Executive Vice President &
Director Corporate Finance/Treasurer

**Grosvenor G. Nichols**
Executive Vice President
Corporate Communications & Culture

**John D. Olinski**
Executive Vice President
Secondary Marketing &
Retained Assets

**Frank M. Sillman**
Executive Vice President &
Chief Executive Officer
Mortgage Bank

**Scott W. Van Dellen**
Executive Vice President &
Chief Executive Officer
Homebuilder Division

**Richard H. Wohl***
President
Indymac Bank

EXECUTIVE VICE PRESIDENTS

Drew R. Buccino*

Richard C. Lieber

Mark A. Mozilo*

Mark C. Nelson

Joel M. Packer*

Christopher R. Sherman

Jules Vogel

SENIOR VICE PRESIDENTS

Anwar Akram

Canise A. Arredondo

James L. Barbour

Alpino Benedetti*

Jeffrey M. Birdsell*

Gavin T. Brady

Yun-ni Chen

Christina Ching*

Marianne Churney*

Hugo J. Correa

Larry Crisp

Todd A. Elling

Boulton A. Fernando

Tammy Flaharty

Eric Friedman

Brent H. Frost

Gregory Garrabrants

Molly J. Graham

Samir Grover

David R. Hayes

Etta M. Helm*

Simon Heyrick

David Hickey*

Linda F. Hitchcock

Dan Hoppes

George Huffman

Janice Kay Huey

Christina M. Hunt-Fuhr

Timothy J. Hurley

Greg Ingino

Leonard Israel II

Barton Johnson

Kurt G. Johnson

Stenwyn A. Joseph

Darin P. Judis

Tim W. Koger

Timothy J. Landwehr

Steven M. Majerus

Karen M. Mastro*

Susan E. McGovney*

Robert A. Morse

Ludwig Munevar

Christopher T. Newkirk

Sharad Nishith*

Jim Novack

Christopher A. Pappalardo

Barbara Perez*

Mahesh Pratapneni

John A. Quan

John J. Reed

William Rothman

Jim Scanlan

Joel A. Schiffman

Steven Schwimmer

Andrew J. Sciandra

Ramanupam Sen*

Kenneth Shellem

Robert M. Spellman

Gregory S. Sosnovich

Ondar R. Tarlow

Walter Tharp*

Brian K. Vieaux

Aaron D. Wade

Thomas Wagner

Rick Warren

Marie-Therese Wynne

* Managers and directors who have more than 10 years of service with Indymac.

# Corporate information

**ACCOUNTANTS**

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

**REGISTRAR AND TRANSFER AGENT**

The Bank of New York
Investor Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458

**MORTGAGE PRODUCTS**

If you are in the process of purchasing a new home or interested in refinancing your current mortgage or obtaining a home equity line of credit, please contact us toll free at (866) VIP-0444 or apply online at our direct lending Website www.indymacbank.com.

**DEPOSIT PRODUCTS AND SERVICES**

Indymac Bank offers competitive Web-enhanced deposit products. For more information, please contact us at (800) 998-2900 or online at www.indymacbank.com.

**STOCK PURCHASE PLAN**

IndyMac Bancorp, Inc. has an online direct stock purchase plan that allows for the purchase of Indymac shares online at no cost. Further information on this plan is available at www.indymacbank.com.

**DIVIDEND POLICY**

Indymac's goal is to maintain a dividend payout ratio in line with other financial institution payout ratios, which range from 30 percent to 50 percent of earnings per share. For 2006, Indymac's dividend payout ratio was 39 percent.

**FORM 10-K**

For shareholders and others interested in information beyond that shown in this report, IndyMac Bancorp, Inc.'s Annual Report on Form 10-K for 2006, required to be filed with the Securities and Exchange Commission, may be obtained without charge at our Website at www.indymacbank.com, or by writing to:

IndyMac Bancorp, Inc.
Investor Relations
888 East Walnut Street
Pasadena, California 91101

**ANALYST COVERAGE**

Banc of America Securities
Crowell, Weedon & Company
Fox-Pitt, Kelton
Friedman Billings Ramsey
JMP Securities
Keefe, Bruyette & Woods, Inc.
Lehman Brothers
Morgan Stanley
Portales Partners, LLC
Raymond James & Associates, Inc.
RBC Capital Markets
Roth Capital Partners, Inc
Standard & Poor's Corporation
UBS Securities LLC
Wachovia Securities

**WEBSITE INFORMATION**

For more corporate information, please visit us at http://about.indymacbank.com/investors.

- Corporate Profile
- Corporate Governance
- Fact Sheet (pdf)
- Stock Quote & Charts
- Press Room
- Annual Reports
- Quarterly Reports
- SEC Filings
- Presentations
- Audio Archives
- Fundamentals
- Earnings Estimates
- Analyst Coverage
- FAQs
- Stock Purchase Plan
- Calendar of Events
- E-Mail Alerts
- Request Information

Or call us at (800) 669-2300 ext. 5019
or (626) 535-5019

## STOCK INFORMATION

Indymac's common stock is traded on the New York Stock Exchange under the symbol NDE (NYSE: NDE).

The following table sets forth the high and low sales prices (as reported by Bloomberg Financial Services) for the common stock for the years ended December 31, 2006 and 2005.

| Quarter | High | Low | Dividends |
|---|---|---|---|
| **2006** | | | |
| 1 | $43.24 | $37.71 | $0.44 |
| 2 | 50.50 | 40.44 | 0.46 |
| 3 | 47.24 | 37.15 | 0.48 |
| 4 | 48.14 | 40.35 | 0.50 |
| **2005** | | | |
| 1 | $39.15 | $32.83 | $0.36 |
| 2 | 43.44 | 33.04 | 0.38 |
| 3 | 46.25 | 37.40 | 0.40 |
| 4 | 40.50 | 34.40 | 0.42 |

As of February 16, 2007, 72,329,748 shares of Indymac's common stock were held by 1,797 shareholders of record.

## ANNUAL MEETING

The annual meeting of shareholders will be held at 9:00 a.m. (PDT) on Thursday, April 26, 2007 at the Indymac Mortgage Bank Headquarters at 3465 E. Foothill Blvd., Pasadena, CA 91107.

The most recent certifications of our Chief Executive Officer and Chief Financial Officer, as required by section 302 of the Sarbanes-Oxley Act of 2002, are filed as exhibits to our Form 10-K for the year ended December 31, 2006. In addition, the Company has filed the CEO's Annual CEO Certification with the New York Stock Exchange as required by section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

## COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS

in dollars


$250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
NDE
$222
Russell 1000 Financials
$158
Russell 1000
$139

This chart assumes $100 was invested on Dec. 31, 2001, with dividends reinvested through the fiscal year ended Dec. 31, 2006.

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report may be deemed to be forward-looking statements within the meaning of the federal securities laws. The words "anticipate," "believe," "estimate," "expect," "project," "plan," "forecast," "intend," "goal," "target," and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, **the effect of economic and market conditions including industry volumes and margins; the level and volatility of interest rates; the Company's hedging strategies, hedge effectiveness and asset and liability management; the accuracy of subjective estimates used in determining the fair value of financial assets of Indymac; the credit risks with respect to our loans and other financial assets; the actions undertaken by both current and potential new competitors;** the availability of funds from Indymac's lenders and from loan sales and securitizations, to fund mortgage loan originations and portfolio investments; **the execution of Indymac's growth plans and ability to gain market share in a significant market transition;** the impact of disruptions triggered by natural disasters, including the assessment of the effects of the Gulf Coast hurricanes and the effects of any future hurricanes; the impact of current, pending or future legislation, **regulations** or litigation; and other risk factors described in the reports that Indymac files with the Securities and Exchange Commission, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and its reports on Form 8-K.

*While all of the above items are important, the highlighted items represent those that, in management's view, merit increased focus given current conditions.*

888 E. Walnut Street, Pasadena, CA 91101


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END